Lia Der Marderosian

November 21, 2014	+1 617 526 6982 (t)
+1 617 526 5000 (f)
lia.dermarderosian@wilmerhale.com

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE
Mail Stop 6010

Washington, DC 20549-6010

Attention:  Jeffrey P. Riedler

Re:	Bellerophon Therapeutics LLC
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted November 21, 2014
CIK No. 0001600132

Ladies and Gentlemen:

On behalf of Bellerophon Therapeutics LLC (the “Company”), submitted herewith is amendment No. 2 (“Amendment No. 2”) to the Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”) relating to the registration under the Securities Act of 1933, as amended, of common stock of the Company.

The Registration Statement is being filed in part to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated July 14, 2014 (the “Comment Letter”), relating to the above referenced Registration Statement.

Set forth below are the Company’s responses to the Staff’s comments. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. For convenience, the responses are keyed to the numbering of the comments and the headings used in the Comment Letter. On behalf of the Company, we advise you as follows:

Risk Factors

Risks Related to Our Business and Industry

The ownership by certain of our executive officers and directors of equity of…, page 16

1.              We note your response to our prior comment 11.  Please revise your disclosure to specify which of your executive officers and directors own equity in Ikaria.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on page 18 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Net Cash Provided by Financing Activities, page 78

2.              Please reconcile for us the $9.3M contribution from Ikaria presented in the statement of cash flows to the investments by Ikaria presented in the statement of changes in members’ equity and invested equity (deficit).

Response:                                        In response to the Staff’s comment, below is a reconciliation of the $9.3 million contribution from Ikaria presented in the statement of cash flows to the investments by Ikaria presented in the statement of changes in members’ equity and invested equity (deficit):

(in thousands)
Statement of Changes in Members’ Equity and Invested Equity (Deficit)
Investment by Ikaria, Inc., net prior to Spin-Out	$7,547
Additional investment by Ikaria, Inc. for settlement of liabilities prior to Spin-Out	9,196
Total investment by Ikaria, Inc. (both cash and non-cash)	$16,743

Statement of Cash Flows
Cash contributions from Ikaria, Inc., net	$9,252
Non-cash investment by Ikaria, Inc., net (see below for details)	7,491
Total investment by Ikaria, Inc. (both cash and non-cash)	$16,743

Non-cash investment represents:
Stock-based compensation	$271
Change in the following balance sheet accounts as a result of Ikaria investment:
Other current liabilities (special dividend bonus payable, current)	1,839
Allocated portion of Ikaria special dividend payable	4,273
Other liabilities (payroll tax associated with special dividend bonus)	1,108
Total non-cash investment for the period	$7,491

Index to Financial Statements

Notes to Condensed Consolidated Financial Statements

(12) Unaudited Pro Forma Balance Sheet, page F-37

3.              Please refer to your response to our comment 37.  Tell us why the transition service agreement did not result in a pro forma adjustment.  Refer to Rule 11-02(b)(6) of Regulation S-X and SAB Topic 1.B.2.

Response:                                        The Company respectfully advises the Staff that the transition services agreement did not result in a pro forma adjustment under Rule 11-02(b)(6) of Regulation S-X and SAB Topic 1.B.2 because the relevant expenses were already included in the Company’s historical financial statements for the periods prior to February 12, 2014, the date of the spin-out of the Company from its former parent, Ikaria, Inc. (the “Spin-Out”), as a result of the allocation of expenses to the Company from Ikaria in accordance with the methodologies described on page F-29 of the Registration Statement.  The Company executed the transition services agreement with Ikaria in connection with the Spin-Out so that Ikaria could, until the expiration of the agreement, provide the Company with services similar to those it provided prior to the Spin-Out.  The Company believes, and has confirmed through a comparison of (i) non-project specific expenses (adjusted for one-time start-up expenses) incurrred by the Company post-Spin-Out and (ii) non-project specific operating expenses incurred by the Company historically, that the costs under the transition services agreement with Ikaria are approximately the same as the amount of expenses allocated to the Company for the periods prior to the date of the Spin-Out. As a result of the foregoing, the Company believes that the Company’s historical financial statements are indicative of the Company as an ongoing entity.

If you have any further questions or comments, or if you require additional information, please contact the undersigned by telephone at (617) 526-6982 or electronically at lia.dermarderosian@wilmerhale.com.  Thank you for your assistance.

Very truly yours,

/s/ Lia Der Marderosian
Lia Der Marderosian

cc:                    Jonathan M. Peacock